

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2014

<u>Via E-Mail</u>
Mr. Noah Breslow
Chief Executive Officer
On Deck Capital, Inc.
140 Broadway, 25th Floor
New York, New York 10018

Re: **On Deck Capital, Inc.**
Confidential Draft Registration Statement on Form S-1
Submitted September 29, 2014
File No. 377-00754

Dear Mr. Breslow:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We acknowledge your response to comment 1 of our letter to you dated September 18, 2014. We noted our concern that these articles might condition the market for your offering. As we requested, provide us with your legal analysis of how publication of these articles complies with Section 5 of the Securities Act. Address the article entitled "Small-Business Lender OnDeck Prepares to File for IPO, Offering May Seek to Raise $200 Million at Valuation of About $1.5 Billion," By Telis Demos and Maureen Farrell, in <u>The Wall Street Journal</u> on August 14, 2014.

2. While we note your September 29, 2014 response to comment 1 your undertaking to "vigilantly observe its obligations to comply with Section 5 of the Securities Act with respect to the potential offering. However, on September 26, 2014 three days before your statement, the Financial Times published an article entitled "OnDeck Capital eyes joining peer-to peer IPO drive." The second sentence of the article, states as a source "a draft copy of the company's registration statement seen by the Financial Times." Please explain to us how the Financial Times was able to view a copy. This may be part of a pattern to condition the market for your offering. Please provide us with your legal analysis as to how this article complies with Section 5.

3. We acknowledge your response to comment 1 of our letter to you dated September 18, 2014. Please provide us with detail as to the nature and scope of your "internal review" that you conducted with regard to the disclosure of material nonpublic information regarding your draft registration statement that you submitted confidentially under the JOBS Act. Please identify those persons that you have referred to as "participants of the offering" and tell us what inquiries have been made of all the other parties with whom you have shared your offering plans and their responses. In your response letter, please include a representation as to whether or not you, directly or indirectly, or your representatives, agents, advisors or underwriters have disclosed all or part of a version of a draft registration statement to any potential investors or any other persons.

Outside Front Cover Page of Prospectus

4. We acknowledge your response to comment 3 of our letter to you dated September 18, 2014. As we requested, please disclose the information required by Item 501 and Instruction 1 to paragraph 501(b)(3) including the amount of securities and an offering range. Revise the document accordingly.

Prospectus Summary, page 1

5. We acknowledge your response to comment 6 of our letter to you dated September 18, 2014 in footnotes on page 10 and 41. As we requested, please add a subsection to the Prospectus Summary summarizing the transactions that will affect 23 million of your 25 million shares of common stock. As we requested:
   - describe the conversions of the preferred and the warrant liability;
   - disclose the per share cost for each share to be issued; and
   - explain the loss on redemption that occurred in 2013.

Prospectus Summary, Our Company, page 1

6. Please provide in this section entitled "the Company," tables for the past two fiscal years and first six months of this fiscal year with the following information:
   - total loans made, new loans to new customers, renewed loans, modified loans and loans to existing customers; and,
   - the default rate for each item above at the end of the period.

7. Please revise the last paragraph to disclose the percentage of loans made in 2013 and 2014 that were collateralized.

8. Please revise the second paragraph on page 1 to accurately disclose the results of the Federal Reserve survey that you cite:
   - revise your statements regarding 47% of applicants being denied funding to disclose that the top three reasons they were denied were insufficient collateral (38%), low credit score (35%) and weak business performance (29%) and that most the 47% of applicants denied funding were operating at a loss;
   - reconcile your claims that "it is inherently difficult to assess the creditworthiness of small businesses" with the results of the survey cited above regarding reasons for denial of loans; and
   - explain how "traditional loan products are not well tailored" to the needs of small businesses.

9. We acknowledge your response to comment 12 of our letter to you dated September 18, 2014. Please revise the second paragraph on page 2 as follows;
   - reconcile your claim here and elsewhere that you "lend to a wide variety of small businesses" in Canada with your disclosure on page F-37 that you only formed your Canadian subsidiary in February of 2914 and it does not have any business activity; and
   - as we requested disclose any concentration of loans in particular states or regions of the country; and
   - as we requested disclose the range in size of loans currently in your loan portfolio, the range in terms of those loans and the percentage collateralized.

10. Please revise the last full paragraph on page 2 to disclose summarize each of the "diverse and scalable set of funding sources." Disclose the fact that some of your lead underwriters in this offering also provide you with funding and also securitize your loans.

Prospectus Summary, Our Solution, page 4

11. We acknowledge your response to comment 17 of our letter to you dated September 18, 2014. Please revise this section as follows:

- describe your loan products including the range of APR and identify each type payment you charge including prepayment fees, monthly fees, late fees and prepayment penalties;
- disclose the basis for your claim that you "match small businesses' capital needs" to disclose whether you grant applicants all credit sought in their loan applications and if not, disclose the rate at which you reject applications and the extent to which you loan less than the amount applied for;
- revise the third bullet point to explain the role of "Loan specialist" to which you refer.

Prospectus Summary, Our Competitive Strengths, page 4

12. We acknowledge your response to comment 18 of our letter to you dated September 18, 2014. Please revise this section as follows:
    - revise the fourth bullet point as we requested in comment 17, disclose the fee structure and identify and quantify the range of all payments, including but not limited to commissions;
    - describe the role of your "internal sales force" to which you refer on page 48;
    - revise the fifth bullet point to define the term "Net Promoter Score;" and
    - revise the fifth bullet point as we requested disclose the extent to which your repeat customers you classify as "repeat" are taking out a "new" loan and using the proceeds to pay off another loan so that they are effectively extending their loan and disclose the extent to which these are loan modifications.

Prospectus Summary, Our Strategy for Growth page 5

13. Please provide some reasonable detail for your various plans such as expanding product offerings and international expansion including how you will fund these various plans and your timetable for implementing each of the strategies.

The Offering, page 8

14. Please provide the missing information relating to the offering and the stock split. Disclose the range of the exercise prices for options and warrants.

Summary Consolidated Financial Data, page 10

15. Please revise note 1 to the table on page 10 to disclose the range of the prices paid for the convertible stock.

Risk Factors, page 11

16. Please consider adding a risk factor that two thirds of your loans are approved by
your computer program automatically without human review.

17. Please revise your risk factor on page 14 relating to choice of law provision to discuss
that the risk is due to the fact that the law is unsettled on which laws apply to online
transactions.

Issuing bank partners with whom we have agreements … , page 14

18. We note your revised disclosure in response to comment 20 from our letter dated
September 18, 2014 that, "In most states, we make loans directly to customers
pursuant to Virginia law as chosen by the parties in the underlying loan agreement."
Please revise to clarify what options the loan applicant has with respect to which state
law governs the underlying loan agreement.

19. We acknowledge your response to comment 21 of our letter to you dated September
18, 2014. As we requested revise the narrative in the risk factor on page 14 to disclose
the percentage of your current portfolio that is not governed by Virginia law. Identify
the states which do not honor the Virginia choice of law. Discuss whether loans made
in those states are subject to limits on interest rates and consequently have different
rates than you other loans.

20. Please revise the risk factor relating to loan losses, on page 16, to discuss the risk that
your allowance may be understated is higher than at traditional banks because banks
are subject to regular inspection and review of their allowance for loan losses by
federal bank regulators and you are not.

Dilution, page 37

21. We acknowledge your response to comment 26 of our letter to you dated September
18, 2014. Please add the missing information. Please disclose the range of the
exercise prices for the options and warrants.

Management's Discussion and Analysis, Understanding an OnDeck Loan, page 47

Key Financial and Operating Metrics, page 44

22. We note your revised disclosures in response to comment 28 from our letter dated
September 18, 2014. Considering the significance of the credit metrics, please revise

to also include the 15+ day delinquency ratio, the reserve ratio and the annualized charge-off ratio in your key financial and operating metrics table.

Understanding an OnDeck Loan, page 47

23. Please revise this section as follows:
   - discuss any and all fees, penalties or payments that a term loan may incur; and
   - explain the term "direct origination costs" and explain to whom you pay the costs. Please provide a parallel illustration for your lines of credit.

Economic Conditions – Loan Losses, page 50

24. We note your disclosure of net charge-offs by cohort. Please revise to discuss when charge-offs have historically been recorded during the life cycle of a cohort (e.g. most are recorded near the end of the term, etc.)

Critical Accounting Policies and Significant Judgments and Estimates – Stock-Based Compensation, page 71

25. We note your response to prior comment 37 and that you used the market approach based on eight publicly-traded companies in the small business lending industry or which had a similar business model for the June 30, 2013, September 30, 2013, and June 30, 2014 valuations. Under this approach you used a multiple of enterprise value to net revenue as the valuation metric and applied the comparable companies' respective multiples to your trailing twelve months net revenue. You also state that the increase in your estimated fair value of common stock from June 30, 2013 to September 30, 2013 was due to strong operating performance during the third quarter of 2013 and increases in your projected future revenues. Please address the following:
   - Provide us the names of the comparable publicly-traded companies used and discuss in greater detail how you determined these were comparable given their state in development and growth.
   - Tell us whether your underwriters are using the same eight comparable companies.
   - Tell us why you believe a multiple of enterprise value to net revenues is the most appropriate valuation metric for the market approach and whether you considered other market multiples like book value. In addition, tell us what makes up "net revenues" and confirm that net revenues was calculated the same for each market approach valuation.
   - We note you originated your first loan in 2007 and your net revenues for the six-months ended June 30, 2013 are 62% higher than your 2012 annual net

revenues. Please explain what factors contributed to the strong operating performance for the trailing-twelve month net revenues as of September 30, 2013.

- Tell us why you changed your valuation basis under the market approach for the June 30, 2014 valuation. In your response address how you determined it was appropriate to rely on the forecasted 2014 revenue for the OPM model and forecasted trailing twelve month March 30, 2015 revenue to determine the equity value for the PWERM model instead of trailing twelve month revenue as of the valuation date.

26. We note the December 31, 2013 retrospective valuation was calculated based on an implied equity value from the February 2014 Series E redeemable convertible preferred stock issuance. Please address the following:

- Describe the valuation method you used for December 31, 2013 before the retrospective valuation was completed and whether it resulted in a significantly different valuation than $7.42 per share.
- Tell us how you determined that the February 2014 Series E redeemable convertible preferred stock was the most appropriate valuation method considering the preferred stock had not closed as of December 31, 2013.
- Discuss how you determined the April 2013 repurchase price of $7.78 price per share disclosed on page 114 and confirm the repurchase price was not considered in any of your valuations.

27. In your response to prior comment 37 you reference a tender offer in 2014 that allowed investors and employees to sell defined amounts of outstanding common and preferred stock and preferred stock warrants to third-party investors at the same price as the Series E redeemable preferred stock issue price. You state this tender offer was used for the March 30, 2014 and June 30, 2014 valuations. Please address the following:

- Provide the details of the tender offers including amount sold by type of equity instrument.
- Clarify if the $29.42 price per share was for a share of common stock, preferred stock, preferred stock warrant, or a combination of the equity instruments.
- Tell us if the tender offer was considered an orderly transaction under ASC 820-10-35-54J. If not, explain why the tender offers were considered in your March 30, 2014 and June 30, 2014 valuations.
- To the extent that $29.42 was the price per share of common stock sold in the tender offers and the tender offers are considered orderly transactions, explain why there is a large spread between the tender for common and the implied equity value on March 30, 2014 and June 30, 2014.

28. As it relates to your June 30, 2014 valuation please explain in greater detail how you determined the assumptions (e.g. lack of marketability discount of 20% for the OPM

and weightings of the three valuation models). In addition, explain why a 100%
weighting was applied to the IPO scenario for the PWERM model considering you
had not yet filed your Form S-1 and your market approach contemplated an IPO date
of March 31, 2015.

Business – Our Competitive Strengths – Diversified Distribution Channels, page 82

29. We note your response to comment 39 in your letter dated September 29, 2014 in
which you indicate that you disclosed the percentage of loans originated by each
distribution channel on page 48. We could not locate this information. Please tell us
specifically where this information is disclosed or revise to disclose this information
in a tabular format.

30. We note your response and revised disclosure related to comment 40 in your letter
dated September 29, 2014. We also note your detailed discussion of your products,
your loan pricing and your platform and underwriting process starting on page 85.
Please revise to clearly describe if loans purchased from your issuing bank partners
are processed through your platform and are underwritten and priced as described in
these sections.

Our Sales and Marketing, page 83

31. We acknowledge your response to comment 41 of our letter to you dated September
18, 2014. Please revise this section as follows:
- as we requested, disclose the process and methods whereby each of the three
channels solicits and obtains potential borrowers;
- as we requested, disclose for each of the three channels the range in referral fees
or other compensation including all payments and reimbursements;
- revise the first paragraph of this section on page 83 to clarify the percentage of
your originations from each of the three channels;
- explain in greater detail the role of your direct sales team in the loan application
process including your reference to "collecting documentation;"
- provide more detail regarding your strategic partners including how they differ
from funding advisors; and
- provide more detail regarding your strategic partners including the material terms
of your agreement with them.

Business, Our Platform and the Underwriting Process, page 85

32. We acknowledge your response to comment 26 of our letter to you dated September
18, 2014. Please revise this section to add a section describing in detail the process of

acquiring a loan applicant through your partners and funding advisor channels. As we requested, discuss in detail the extent to which you rely on "reputation and social data."

Annual Financial Statements

Note 3. Net Loss Per Common Share – Pro Forma Net Loss Per Common Share, page F-15

33. We note your response related to comment 55 in your letter dated September 29, 2014. Please remove the adjustment in the numerator to add back the impact of the Series A and B preferred stock redemptions given that the redemptions have already occurred and thus do not appear to be directly attributable to the offering.

Exhibits

34. We acknowledge your response to comment 52 of our letter to you dated September 18, 2014. As we requested, please file all exhibits with your next amendment. Once you file all of the exhibits, please adjust your schedule to allow the staff adequate time to review and comment upon your disclosure relating to the exhibits. **revised**

35. Pursuant to Item 601(b)(10) of Regulation S-K, please file the following documents as exhibits:
   - your form of agreement with strategic partners; and
   - your form of agreement with funding advisors.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Michael Volley at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney